Exhibit 4.11

Summary

of

the Supplemental Agreement

to

CENTRALIZED SERVICES AGREEMENT

Between

China Telecom Corporation Limited

and

China Telecommunications Corporation

dated December 15, 2005

The key terms and conditions of the Supplemental Agreement are:

(1)	To amend the service scope under the Centralized Services Agreement: To amend the service scope to include the management and operation services provided by China Telecom Corporation Limited to China Telecommunications Corporation.

(2)	To amend the parties to the Centralized Services Agreement: In addition to China Telecom Corporation Limited and China Telecommunications Corporation, the Centralized Services Agreement shall be applicable to the subsidiaries, branches and other units controlled by them.